Exhibit 99.1

Filed By:  Citizens & Northern Corporation
Pursuant to Rule 425 under the Securities Act

of 1933 and deemed filed pursuant to

Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company:  Monument Bancorp, Inc.
(Commission File No.  000-16084)

Citizens & Northern Corporation and Monument Bancorp, Inc.

Announce Merger

September 28, 2018
For Immediate Release

Contact: Charity Frantz

570-724-0225

charityf@cnbankpa.com

WELLSBORO, PA. and DOYLESTOWN, PA. -- Citizens & Northern Corporation (“C&N”) (NASDAQ: CZNC), headquartered in Wellsboro, Pennsylvania, and Monument Bancorp, Inc. (“Monument”), headquartered in Doylestown, Pennsylvania, announced today the execution of an agreement and plan of merger (the “Agreement”) pursuant to which Monument will merge with and into C&N in a transaction valued at approximately $42.7 million. Monument’s bank subsidiary, Monument Bank, will be merged into C&N’s bank subsidiary, Citizens & Northern Bank.

Citizens & Northern Corporation is the bank holding company for Citizens & Northern Bank, which operates 26 banking offices located in Bradford, Cameron, Lycoming, McKean, Potter, Sullivan and Tioga Counties in Pennsylvania and Steuben County in New York as well as a loan production office in Elmira, New York. As of June 30, 2018, C&N had consolidated assets of $1.284 billion. Monument is the holding company of Monument Bank, which operates two community bank offices and one loan production office in Bucks County. Monument had assets of $348 million as of June 30, 2018. After the transaction is completed, the combined organization is projected to have approximately $1.7 billion in assets.

The joint announcement of the transaction was made today by J. Bradley Scovill, President and CEO of C&N, Clark S. Frame, Executive Chairman of the Board of Monument and Christopher Nardo, President and CEO of Monument. Mr. Scovill stated, “This merger aligns with our strategic plan to enter attractive markets through acquisition by combining the strengths of two reputable, community banks that share a similar culture and common strategic vision. With a mission of creating value through lifelong relationships, values that keep us grounded and aligned with our local communities and a culture focused on our customers’ success, C&N shares many similarities to Monument.” He continued, “We believe this is a great fit and we are pleased to welcome the Monument team and customers to C&N as we work together to expand our presence in southeastern PA and beyond.”

In the transaction, Monument shareholders will elect to receive either 1.0144 shares of C&N common stock or $28.10 in cash for each share of Monument common stock owned, subject to proration to ensure that, overall, 20% of the Monument shares will be converted into cash and 80% of the Monument shares will be converted into C&N stock. Holders of Monument common stock prior to the consummation of the Merger will own approximately 9.4% of the Corporation’s common stock outstanding immediately following the consummation of the Merger. In addition, the parties have agreed that Clark S. Frame, Chairman of the Board of Monument, will join the C&N board of directors.

Clark Frame said, “The transaction is very positive for our shareholders, providing them with an attractive return on their investment in Monument, and an opportunity to create greater value in the years ahead.” Chris Nardo added, “We believe the time is right for Monument to partner with a significant and growing bank like Citizens & Northern. This partnership will provide our local market teams with additional resources, such as Treasury Management, increased lending limits, and the latest in banking technology, which will enhance our ability to build relationships and deliver value to our customers and communities.”

Monument Bank’s current management team of Chris Nardo, as Market President, Michelle Pedersen, as Regional Director of Commercial Lending, and Ben Crowley, as Regional Manager of Retail Banking, will continue as market leaders for C&N to strengthen and build upon local relationships.

The merger is subject to closing conditions enumerated in the Agreement, including receipt of customary regulatory approvals and the approval of the Agreement by Monument’s shareholders. It is anticipated that the transaction will close in the second quarter of 2019. Additional information about the transaction and the Agreement will be filed with a Form 8-K Current Report by C&N shortly.

Sandler O’Neill + Partners, L.P. served as financial advisor to C&N, and Barley Snyder LLP served as C&N’s legal counsel. Boenning & Scattergood, Inc. served as financial advisor to Monument, and Stevens & Lee, P.C. served as Monument’s legal counsel.

About C&N and Citizens & Northern Bank

Citizens & Northern Corporation is the bank holding company for Citizens & Northern Bank, headquartered in Wellsboro, Pennsylvania which operates 26 banking offices located in Bradford, Cameron, Lycoming, McKean, Potter, Sullivan and Tioga Counties in Pennsylvania and Steuben County in New York as well as a loan production office in Elmira, New York. C&N trades on NASDAQ under the symbol “CZNC.” For more information about C&N and Citizens & Northern Bank, visit www.cnbankpa.com.

About Monument and Monument Bank

Monument is the bank holding company for Monument Bank, headquartered in Doylestown, Pennsylvania and operates two banking offices and a loan production office located in Bucks county. Monument common stock is not quoted or listed for trading. For more information about Monument and Monument Bank, visit www.monumentbankpa.com.

This news release may contain “forward-looking statements” which are made in good faith by C&N or Monument. These forward-looking statements include statements with respect to C&N or Monument’s strategies, goals, beliefs, expectations, estimates, intentions, financial condition, results of operations, future performance and business. Statements preceded by, followed by or that include the words “may,” “could,” “should,” “pro forma,” “looking forward,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or similar expressions generally indicate a forward-looking statement. These forward-looking statements involve risks and uncertainties that are subject to change based on various important economic, regulatory, legal and technological factors, among others, could cause C&N or Monument’s financial performance to differ materially from the goals, plans, objectives, intentions and expectations expressed in such forward-looking statements. C&N and Monument caution that the foregoing factors are not exclusive. Neither C&N nor Monument undertakes to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of C&N or Monument.

The following disclosure is made in accordance with Rule 165 of the Securities and Exchange Commission:

Additional Information About The Transaction and Where to Find It

The proposed transaction will be submitted to the shareholders of Monument for their consideration and approval. In connection with the proposed transaction, C&N will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 which will contain a proxy statement/prospectus to be distributed to the shareholders of Monument. Investors are urged to read the registration statement and the proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Once filed, investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about C&N and Monument, free of charge from the SEC’s Internet site (www.sec.gov), by contacting C&N at 570-724-3411 or by contacting Monument at 215-340-1020. Investors should read the proxy statement/prospectus and other documents to be filed with the SEC carefully before making a decision concerning the transaction.

Participants in The Transaction

The directors, executive officers, and certain other members of management and employees of Monument are participants in the solicitation of proxies in favor of the merger from the shareholders of Monument. Information regarding the directors and executive officers of C&N and Monument, and the interests of such participants, will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

This document is not an offer to sell shares of C&N’s securities which may be issued in the proposed transaction. Such securities are offered only by means of the proxy statement/prospectus referred to above.

Source: Citizens & Northern Corporation and Monument Bancorp, Inc.